UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 15)

Putnam New York Investment Grade Municipal Trust (PMN)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746921105

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. _____

CUSIP No.: 746921105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  326,615

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  326,615

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

326,615

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

11.77%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Putnam NY Investment Grade Municipal Trust
Putnam Investment Management
One Post Office Square
Boston, Massachusetts 02109

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 326,615 shares of PMN on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 11.77% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM purchased shares for the accounts of its customers, the beneficial owners of the PMN shares, for investment purposes. As a registered investment adviser with a special focus in closed-end funds, the profile of PMN fit the investment guidelines for the accounts of various KIM customers. On December 8, 2006, KIM also reserved the right to contact management, including sending communications to the Board and/or Fund management. Subsequent to the February 15, 2007 PMN Press Release stating PMN's intention to merge PMN into a similar Putnam open-end fund, KIM does not hold any shares of PMN for the purpose or effect of changing or influencing control of PMN or engaging in any arrangement subject to Rule 13d-3(b) and now holds the PMN shares for investment purposes only.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM owns 326,615 shares, which represents 11.77% of the outstanding shares. George W. Karpus presently owns 22,375 shares purchased on August 8, 12, 14, and 20, 2002 at $12.56 (4,400 shares), August 13, 2003 at $11.78 (5,000 shares), October 7 at $11.70 (600 shares), November 30, 2006 at $12.32 (2,000 shares), December 4, 2006 at $12.58 (1,000 shares). George W. Karpus sold 250 shares on February 21, 2006 at $12.38, 600 shares on February 22, 2006 at $12.36, 175 shares on March 22, 2006 at $12.04, 300 shares on April 19, 2006 at $11.96 and 200 shares on March 5, 2007 at $13.87. Karpus Management, Inc. owns 2,350 shares purchased on January 27, 2004 at $12.47, November 27, 2006 at $12.37 (200 shares) and November 28, 2006 at $12.38 (50 shares). Karpus Management, Inc. sold 50 shares on February 21, 2006 at $12.38, 200 shares on February 22, 2006 at $12.36, March 22, 2006 at $12.06 (50 shares), April 19, 2006 at $11.97 (100 shares). Jo Ann Van Degriff owns 2,550 shares purchased April 21 and 22, 2003 at $11.92 (1500 shares), and June 17 at $12.38 (1500 shares). Jo Ann Van Degriff sold 50 shares on February 21, 2006 at $12.38, 200 shares on February 22, 2006 at $12.36, 50 shares on March 22, 2006 at $12.04 and 100 shares on April 19, 2006 at $11.97. Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 7.91%. Urbana Partners, L.P. currently owns 25,700 shares. None of the other Principals of KIM presently own shares of PMN.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 1/12/2007 100  $12.59
 1/16/2007 5,700  $12.52
 2/1/2007 1,000  $12.62
 2/5/2007 3,900  $13.16
 2/6/2007 3,500  $13.34
 2/7/2007 10,000  $13.37
 2/13/2007 2,500  $13.42
 2/16/2007 -1,150  $13.62
 2/23/2007 2,500  $13.60
 2/28/2007 -1,500  $13.80
 3/5/2007 -2,000  $13.87
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the PMN securities.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

Name:   Cody B. Bartlett Jr.
Title:   Investment Strategist
Date:    March 6, 2007